Exhibit 4.23

DIRECTOR AGREEMENT

This Director Agreement (this “Agreement”) is made and entered into as of June, 2025 (the “Effective Date”) by and between Blue Gold Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), and [__________], of [Address], an individual (the “Director”).

WHEREAS, the Company appointed the Director on June , 2025, and desires to enter into an agreement with the Director with respect to such appointment; and

WHEREAS, the Director is willing to accept such appointment and to serve the Company on the terms set forth herein and in accordance with the provisions of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:

1. Services.

1.1 Board of Directors. The Director has been appointed as an Independent Director of the Company to serve on the Company’s Board of Directors (the “Board”), effective upon approval by the Board, until the earlier of the date on which Director ceases to be a member of the Board for any reason or the date of termination or expiration of this Agreement in accordance with Sections 1.3, 5.1, and 5.2 hereof (such earlier date being the “Expiration Date”). The Board shall consist of the Director and such other members as nominated and elected pursuant to the then-current Memorandum and Articles of Association of the Company (the “Memorandum and Articles”).

1.2 Director Services. The Director’s services to the Company hereunder shall include service on the Board to manage the business of the Company in accordance with applicable law and the Memorandum and Articles, and such other services mutually agreed to by Director and the Company (the “Director Services”).

1.3 Director Class. In accordance with the Company’s Amended and Restated Memorandum of Articles of Association (the “Articles”), the directors of the Board shall be divided into three classes designated as Class I, Class II and Class III, respectively. Each class shall consist of as nearly equal numbers of directors as possible and directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors. Upon adoption of the Articles, the existing directors shall by resolution classify themselves as Class I, Class II or Class III Directors. The Director shall be designated as Class II pursuant to the Articles and shall stand for a term expiring at the Company’s second annual general meeting of the shareholders (the “Term”).

2. Compensation.

2.1 Cash Compensation. During the Term, the Company agrees to pay the Director an annual fee of twenty-five thousand dollars ($25,000) for the Director Services. In addition, the Company agrees to pay Director an annual fee of fifty thousand dollars ($50,000) for serving as the chairperson of a Board committee (Audit and Risk Committee). In the event the Director ceases to serve on the Board for any reason, the Director shall be entitled to the pro rata portion of the annual fee for the number of months he has served on the Board in a given year. The annual fee shall be paid in four (4) substantially equal quarterly installments, payable in advance on the first business day of each calendar quarter commencing on June , 2025. The Director shall be paid a pro rata annual fee for any partial calendar quarter.

2.2 Equity Compensation. The Company may also grant Director a certain amount of share-based compensation according to the Company’s effective share-based compensation plans and approved by the compensation committee of the Board. With respect to the first annual grant, such grant to be made as soon as reasonably practicable after the Effective Date (but no later than the first regularly scheduled Board meeting after the Effective Date), the Company shall grant to the Director a restricted stock unit (an “RSU”) award for 10,000 of the Company’s class A ordinary shares of par value $0.0001 per share (“Class A Ordinary Shares”). All subsequent annual grants shall be made at or shortly following the anniversary and determined by dividing [One Hundred Thousand Dollars ($100,000)] by the Fair Market Value (as defined under the Company’s equity incentive plan) of a Class A Ordinary Share. All share grants, including the initial RSU award, shall vest in twelve (12) substantially equal monthly installments, subject to the Director’s continued provision of Director Services through each applicable vesting date.

2.3 Expense Reimbursement. The Company shall reimburse the Director for all reasonable travel and other out-of-pocket expenses incurred in connection with the Director Services rendered by Director.

2.4 Indemnification. The Director will be insured under the Company’s Director’s and Officer’s Liability Insurance to the extent the Company maintains such a policy and will be entitled to indemnification by the Company pursuant to the terms and conditions of the Memorandum and Articles to the same extent as the Company’s executive officers and other directors.

3. Duties of Director.

3.1 Fiduciary Duties. In fulfilling his managerial responsibilities, the Director shall be charged with a fiduciary duty to the Company and all of its shareholders. The Director shall be attentive and inform himself of all material facts regarding a decision before taking action. In addition, the Director’s actions shall be motivated solely by the best interests of the Company and its shareholders as a whole.

3.2 Confidentiality. During the term of this Agreement, and for a period of one (1) year after the Expiration Date, the Director shall maintain in strict confidence all information he has obtained or shall obtain from the Company, which the Company has designated as “confidential” or which is by its nature confidential, relating to the Company’s business, operations, properties, assets, services, condition (financial or otherwise), liabilities, employee relations, customers (including customer usage statistics), suppliers, prospects, technology, or trade secrets, except to the extent such information (i) is in the public domain through no act or omission of the Company, (ii) is required to be disclosed by law or a valid order by a court or other governmental body, or (iii) is independently learned by the Director outside of this relationship (the “Confidential Information”).

3.3 Nondisclosure and Nonuse Obligations. The Director will use the Confidential Information solely to perform the Director Services for the benefit of the Company. The Director will treat all Confidential Information of the Company with the same degree of care as the Director treats his own Confidential Information, and the Director will use its best efforts to protect the Confidential Information. The Director will not use the Confidential Information for his own benefit or the benefit of any other person or entity, except as may be specifically permitted in this Agreement. The Director will immediately give notice to the Company of any unauthorized use or disclosure by or through him, or of which he becomes aware, of the Confidential Information. The Director agrees to assist the Company in remedying any such unauthorized use or disclosure of the Confidential Information.

3.4 Return of The Company Property. All materials furnished to the Director by the Company, whether delivered to the Director by the Company or made by the Director in the performance of Director Services under this Agreement (the “Company Property”), are the sole and exclusive property of the Company. The Director agrees to promptly deliver the original and any copies of the Company Property to the Company at any time upon the Company’s request. Upon termination of this Agreement by either party for any reason, the Director agrees to promptly deliver to the Company or destroy, at the Company’s option, the original and any copies of the Company Property. The Director agrees to certify in writing that the Director has so returned or destroyed all such Company Property.

4. Covenants of the Director.

4.1 No Conflict of Interest. During the term of this Agreement, and for a period of one (1) year after the Expiration Date, the Director shall not be employed by, own, manage, control or participate in the ownership, management, operation or control of any business entity that is competitive with the Company or otherwise undertake any obligation inconsistent with the terms hereof, provided that the Director may continue the Director’s current affiliation or other current relationships with the entity or entities described on Exhibit A (all of which entities are referred to collectively as “Current Affiliations”). This Agreement is subject to the current terms and agreements governing the Director’s relationship with Current Affiliations, and nothing in this Agreement is intended to be or will be construed to inhibit or limit any of the Director’s obligations to Current Affiliations. The Director represents that nothing in this Agreement conflicts with the Director’s obligations to Current Affiliations. A business entity shall be deemed to be “competitive with the Company” for purpose of this Section 4 only if and to the extent it engages in the business of owning and operating a gold mine over the Bogoso and Prestea concessions in Ghana, or any other concessions owned or operated by the Company while the Director is still engaged.

4.2 Noninterference with Business. During the term of this Agreement, and for a period of one (1) year after the Expiration Date, the Director agrees not to interfere with the business of the Company in any manner. By way of example and not of limitation, the Director agrees not to solicit or induce any employee, independent contractor, customer or supplier of the Company to terminate or breach his, her or its employment, contractual or other relationship with the Company.

4.3 Director Indemnification Agreement. As a condition precedent to the Company’s obligations under this Agreement, the Director shall deliver an executed copy of the Company’s Director Indemnification Agreement in substantially the form attached hereto as Exhibit B.

5. Termination.

5.2 Termination. Either party may terminate this Agreement at any time upon thirty (30) days prior written notice to the other party, or such shorter period as the parties may agree upon.

5.3 Survival. The rights and obligations contained in Sections 3 and 4 will survive any termination or expiration of this Agreement.

6. Miscellaneous.

6.1 Assignment. Except as expressly permitted by this Agreement, neither party shall assign, delegate, or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other party. Subject to the foregoing, this Agreement will be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

6.2 No Waiver. The failure of any party to insist upon the strict observance and performance of the terms of this Agreement shall not be deemed a waiver of other obligations hereunder, nor shall it be considered a future or continuing waiver of the same terms.

6.3 Notices. Any notice required or permitted by this Agreement shall be in writing and shall be delivered as follows with notice deemed given as indicated: (i) by personal delivery when delivered personally; (ii) by overnight courier upon written verification of receipt; (iii) by facsimile transmission upon acknowledgment of receipt of electronic transmission; or (iv) by certified or registered mail, return receipt requested, upon verification of receipt. Notice shall be sent to the addresses set forth on the signature page of this Agreement or such other address as either party may specify in writing.

6.4 Governing Law. This Agreement shall be governed in all respects by the laws of the Cayman Islands, without regard to conflicts of law principles thereof.

6.5 Severability. Should any provisions of this Agreement be held by a court of law to be illegal, invalid or unenforceable, the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby.

6.6 Entire Agreement. This Agreement constitutes the entire agreement between the parties relating to this subject matter and supersedes all prior or contemporaneous oral or written agreements concerning such subject matter. The terms of this Agreement will govern all Director Services undertaken by the Director for the Company.

6.7 Amendments. This Agreement may only be amended, modified or changed by an agreement signed by the Company and the Director. The terms contained herein may not be altered, supplemented or interpreted by any course of dealing or practices.

6.8 Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

6.9 Currency. All references to “$” or “dollars” in this Agreement are references to the lawful currency of the United States of America.

[The remainder of this page has intentionally been left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

BLUE GOLD LIMITED		DIRECTOR

By:	Andrew Cavaghan	Print Name:
Its:	Chief Executive Officer

EXHIBIT A

Director’s Current Affiliations

EXHIBIT B

Director Indemnification Agreement